

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2015

Tao Wang
Chief Executive Officer
Sleepaid Holding Co.
Rm 10 1/F Wellborne Commercial Centre
8 Java Road
North Point, Hong Kong

> **Re: Sleepaid Holding Co.**
> **Amendment No. 2 to Form 10-12G**
> **Filed September 21, 2015**
> **File No. 000-55446**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business

Business, page 3

1.   We note your revised disclosure in response to comment 3 and your statement that "[b]y the end of 2015, [you] plan to open seven additional self-managed stores with an estimated cost of approximately $220,000." We further note your subsequent statement that, as among the company's existing goals, you would prioritize additional retail stores behind development of your e-commerce platform. Given that (i) you estimate near-term costs of the e-commerce platform and store expansion to be $500,000 and $220,000, respectively, and (ii) the company reported net income of $1,837 and net cash loss from operating activities of $36,707 for the quarterly period ended June 30, 2015, please explain how the company's plan to open seven new stores before year-end is reasonable and attainable, or revise your disclosure accordingly.

2.   We note your response and revised disclosure in response to comment 5 and your
        identification of a single supplier as providing "approximately one-quarter of [your]
        products." Please confirm whether any written agreement between the company and this
        supplier exists, and, if so, file such contract pursuant to Item 601(b)(10) of Regulation S-
        K or, alternatively, provide us with your legal analysis as to why such contract is not
        required to be filed.

Summary Financial Data

Summary Financial Information, page 16

3.   We note your response to comment 6 as well as the narrative that you added to quantify
        cost of revenues for the year ended December 31, 2014. In order to provide your
        investors with a complete summary of your income statement for all periods presented,
        please revise your disclosure to also quantify cost of revenue for the interim period ended
        March 31, 2015.

4.   We note your response to comment 7; however, you have not fully complied with our
        comment. Please make the following revisions so that your summary financial
        statements agree with your historical financial statements:

        • Where you present your summarized income statement for the Year Ended December
          31, 2014 on page 16, change the title of the line currently titled "Total Other
          Income/Expense" to instead read "Total Other Income/(Expense)" so that your
          readers can easily determine whether the amount you disclose represents income or
          expense. Additionally, change the number disclosed to $5,635.

        • Where you present your summarized income statement for the Three Months Ended
          March 31, 2015 on page 17, change the title of the line currently titled "Total Other
          Income/Expense" to instead read "Total Other Income/(Expense)" so that your
          readers can easily determine whether the amount you disclose represents income or
          expense. Do not change the number disclosed.

Management Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 19

5.   We note your response to comment 9 as well as your discussion and analysis of cash
        flows from operating activities for the fiscal years ended December 31, 2014 and 2013.
        Please revise your disclosure at the top of page 20 to include a similar discussion and

analysis of the underlying reasons behind the changes in cash flows from operating activities for the interim period ended March 31, 2015.

Yugosu Investment Limited Financial Statements for the Year Ended December 31, 2014

Statement of Consolidated Stockholders' Equity, page 44

6.   We note your response to comment 13 and the related revisions to your statement of consolidated stockholders' equity. Our comment requested that you remove activity for the year ended December 31, 2012; however, you also removed activity for the year ended December 31, 2013, which is required pursuant to Rule 8-02 of Regulation S-X. Please revise to include activity for the year ended December 31, 2013. As previously indicated, your filing should include statements of consolidated stockholders' equity for the periods specified by your audit opinion as seen on page 40.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 46

7.   We note your response to comment 15. Please confirm our understanding, if true, that you are the legal obligor for the warranties that you issue to your customers. Please confirm our understanding, if true, that you assessed the liability for your warranty obligation under ASC 460-10-25 and concluded that while it is probable that your customers will make warranty claims, the likelihood that you would not recover all warranty costs from the manufacturers is remote, and therefore the accrual and associated expense recognized in your financial statements for your warranty obligations is zero. If any part of our understanding is incorrect, explain this to us in detail, and we may have further comments after reviewing your response. Alternatively, if our understanding is correct, please revise your footnote to provide your accounting policy concerning warranties. Please note that the disclosures specified in ASC 460-10-50-8(a) and (b) are required even if you believe the likelihood that you would not recover all warranty costs from your manufacturers is remote.

(l) Accounts Receivable, page 55

8.   We note your response to comment 16 and have the following comments:

- As previously requested, please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis.

- Please also confirm to us, if true, that all trade receivables outstanding as of December 31, 2014 have been subsequently collected, or if not, tell us the amounts not collected, and why they were not collected. Similarly, please confirm to us, if true, that all trade receivables outstanding as of June 30, 2015 have been subsequently collected, or if not, tell us the amounts not collected, and why they were not collected.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Claudia McDowell
        McDowell Odom LLP